UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 16)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                              Krassa & Miller, LLC
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100

            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

  Transaction Valuation*                               Amount of Filing Fee**
      -------------                                          -------------
       $82,226,570                                             $8,798.25


* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 3,693,916 shares of the subject company (total shares outstanding of 4,157,116 less 463,200 shares already owned by the Trust) by $22.26 (99% of the per-share net asset value reported by the subject company on August 16, 2007, the last day on which net asset value data was available prior to this filing).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B.

|X|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $8,798.25          Filing Party: LOLA BROWN TRUST NO. 1B

Form or Registration Number: Schedule TO-T        Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |X|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)       WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization        Alaska

--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         2,935,913
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    2,935,913
Person With
                  10.      Shared Dispositive Power

--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,913

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Reported by Amount in Row (11)        70.6%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)            OO

                                AMENDMENT NO. 16
                                       TO
                                   SCHEDULE TO

     This Amendment No. 16 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004 by the Trust together with the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the SEC dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the SEC dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the SEC dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the SEC dated October 26, 2004, Amendment No. 5 to Schedule TO filed by the Trusts with the SEC dated November 5, 2004, Amendment No. 6 to Schedule TO filed by the Trusts with the SEC dated January 25, 2005, Amendment No. 7 to Schedule TO filed by the Trust with the SEC dated May 24, 2005, Amendment No. 8 to Schedule TO filed by the Trust with the SEC dated September 13, 2005, Amendment No. 9 to Schedule TO filed by the Trust with the SEC dated January 3, 2006, Amendment No. 10 to Schedule TO filed by the Trust with the SEC dated April 25, 2006, Amendment No. 11 to Schedule TO filed by the Trust with the SEC dated August 14, 2006, Amendment No. 12 to Schedule TO filed by the Trust with the SEC dated December 8, 2006, Amendment No. 13 to Schedule TO filed by the Trust with the SEC dated April 2, 2007, Amendment No. 14 to Schedule TO filed by the Trust with the SEC dated July 26, 2007, and Amendment no. 15 to Schedule TO filed by the Trust with the SEC dated August 17, 2007, (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trust to purchase all the issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price equal to 99% of the net asset value ("NAV") per share as of the close of trading on the New York Stock Exchange ("NYSE") on September 14, 2007, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

     The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

     "The Offer expired midnight, New York City time, on September 14, 2007. The Depositary has advised the Trust that, as of the expiration of the Offer, approximately 2,472,712 shares of Common Stock were validly tendered and not withdrawn in the Offer. This represents approximately 59% of NRL issued and outstanding shares of Common Stock. All validly tendered shares of Common Stock have been accepted for payment in accordance with the terms of the Offer."

Item 12. Exhibits.

     The following Exhibits are added:

        Exhibit   Description

          (a)(72) Form of Press Release issued by the Lola Brown Trust No. 1B on September 17, 2007.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007
Lola Brown Trust No. 1B

      /s/    Stephen C. Miller
 By:____________________________________
     Name: Stephen C. Miller
     Title: President of Badlands Trust Company,
            trustee of the Lola Brown Trust No. 1B

                                  EXHIBIT INDEX

        Exhibit     Description

          (a)  (1)  Offer to Purchase, dated September 10, 2004.[1]

               (2)  Letter of Transmittal.[1]

               (3)  Notice of Guaranteed Delivery.[1]

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[1]

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.[1]

               (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.[1]

               (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.[2]

               (9)  Copy of Complaint dated September 23, 2004.[2]

               (10) Letter dated  September  14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.[2]

               (11) Letter  dated  September  16,  2004  from the  Trusts to the special committee of the board of directors of NRL.[2]

               (12) Press release issued October 1, 2004.[2]

               (13) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[2]

               (14) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[2]

               (15) Press release issued October 7, 2004.[3]

               (16) Copy of Counter-Claims dated October 7, 2004.[3]

               (17) Supplement  No. 2 dated  October  14,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[4]

               (18) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[4]

               (19) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[4]

               (20) Press release issued October 14, 2004.[4]

               (21) Supplement  No. 3 dated  October  26,  2004  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[5]

               (22) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[5]

               (23) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[5]

               (24) Press release issued October 26, 2004.[5]

               (25) Memorandum  Opinion  dated  October  22,  2004 issued by the
                    United   States   District   Court  for  the   District   of
                    Maryland.[5]

               (26) Declaratory  Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.[5]

               (27) Supplement  No. 4 dated  January  25,  2005  Relating to the
                    Offer to Purchase dated September 10, 2004, as amended.[6]

               (28) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[6]

               (29) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[6]

               (30) Press release issued January 25, 2005.[6]

               (31) Letter from  Stewart R. Horejsi to the Board of Directors of
                    Neuberger   Berman  Real  Estate  Income  Fund  Inc.   dated
                    September 9, 2004.[7]

               (32) Amended and  Restated  Offer to Purchase  dated May 24, 2005
                    Relating to the Offer to Purchase dated September 10, 2004, as Amended.[7]

               (33) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[7]

               (34) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[7]

               (35) Press release issued May 24, 2005.[7]

               (36) Letter from Stewart R. Horejsi to  stockholders of Neuberger
                    Berman Real Estate Income Fund Inc. dated May 24, 2005.[7]

               (37) Supplement  dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005.[8]

               (38) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[8]

               (39) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[8]

               (40) Press release issued September 13, 2005.[8]

               (41) Supplement  No. 2 dated  January  3,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[9]

               (42) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[9]

               (43) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[9]

               (44) Press release issued January 3, 2006.[9]

               (45) Supplement  No.  3 dated  April  25,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[10]

               (46) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[10]

               (47) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[10]

               (48) Press release issued April 25, 2006.[10]

               (49) Supplement  No. 4 dated  August  14,  2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[11]

               (50) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[11]

               (51) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[11]

               (52) Press release issued August 14, 2006.[11]

               (53) Supplement  No. 5 dated  December  8, 2006  relating  to the
                    Amended and Restated Offer to Purchase dated May 24, 2005, as amended.[12]

               (54) Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.[12]

               (55) Letter to Clients  for Use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.[12]

               (56) Press release issued December 8, 2006.[12]

               (57) Form of Supplement No. 6 dated April 3, 2007.[13]

               (58) Form of Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.[13]

               (59) Form of  Letter  to  Clients  for Use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.[13]

               (60) Form of Press release  issued by the Lola Brown Trust No. 1B on April 3, 2007.[13]

               (61) Form of Supplement No. 7 dated July 27, 2007.[14]

               (62) Form of Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.[14]

               (63) Form of  Letter  to  Clients  for Use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.[14]

               (64) Form of Press release  issued by the Lola Brown Trust No. 1B on July 27, 2007.[14]

               (65) Form of Supplement No. 8 dated August 17, 2007.[15]

               (66) Form of Letter to Brokers, Dealers,  Commercial Banks, Trust
                    Companies and Other Nominees.[15]

               (67) Form of  Letter  to  Clients  for Use by  Brokers,  Dealers,
                    Commercial Banks, Trust Companies and Other Nominees.[15]

               (68) Form of Press release  issued by the Lola Brown Trust No. 1B on August 17, 2007.[15]

               (69) Form of  Settlement  Agreement  by and between the Trust and
                    NRL dated August 17, 2007.[15]

               (70) Form of Transmittal Letter.[15]

               (71) Form of Agreement to Tender  between the Trust and Neuberger
                    Berman, LLC dated August 17, 2007.[15]

               (72) Form of Press Release  issued by the Lola Brown Trust No. 1B on September 17, 2007.

          (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable

[1] Previously filed with the SEC on September 10, 2004 (accession no. 0001099343-04-000021).
[2] Previously filed with the SEC on October 1, 2004 (accession no. 0001099343-04-000026).
[3] Previously filed with the SEC on October 7, 2004 (accession no. 0001099343-04-000029)
[4] Previously filed with the SEC on October 14, 2006 (accession no. 0000922996-04-000078)
[5] Previously filed with the SEC on October 26, 2004 (accession no. 0001099343-04-000030)
[6] Previously filed with the SEC on January 25, 2005 (accession no. 0001099343-05-000005)
[7] Previously filed with the SEC on May 24, 2005 (accession no. 0001099343-05-000024)
[8] Previously filed with the SEC on September 13, 2005 (accession no. 0001099343-05-000035)
[9] Previously filed with the SEC on January 3, 2006 (accession no. 0001099343-06-000001)
[10] Previously   filed  with  the  SEC  on  April  25,  2006   (accession   no.
     0001099343-06-000026)
[11] Previously   filed  with  the  SEC  on  August  14,  2006   (accession  no.
     0001099343-06-000037)
[12] Previously   filed  with  the  SEC  on  December  8,  2006  (accession  no.
     0001099343-06-000053)
[13] Previously   filed   with  the  SEC  on  April  2,  2007   (accession   no.
     0001099343-07-000049)
[14] Previously   filed  with  the  SEC  on  July  26,   2007   (accession   no.
     0001099343-07-000077)
[15] Previously   filed  with  the  SEC  on  August  17,  2007   (accession  no.
     0001099343-07-000097)

*    Previously filed with the SEC.